August 26, 2009
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Claire’s Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed April 28, 2009
Form 10-K/A for Fiscal Year Ended January 31, 2009
Filed May 27, 2009
Response Letter dated August 3, 2009
File No.: 333-148108
Dear Mr. Reynolds:
We are responding to your follow-up comment letter, dated August 11, 2009, from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 31, 2009 filed April 28, 2009 (the “Form 10-K”), and Form 10-K/A for the year ended January 31, 2009 filed May 27, 2009 (“Form 10-K/A”), filed by Claire’s Stores, Inc. (“Claire’s”, the “Company” or the “Registrant”). For convenience, we have set out each of the Staff’s comments in italics before our response:
Form 10-K for fiscal year ended January 31, 2009 filed April 28, 2009
Item 8. Financial Statements and Supplementary Data, page 46
Notes to Consolidated Financial Statements, page 53
5. Debt, page 66
Senior Notes and Senior Subordinated Notes, page 69 and 70
1.	We note in your response to comment eight in our letter dated July 8, 2009 that the Notes have never received investment grade ratings from Moody’s or Standard & Poor’s since their May 2007 issuance; therefore, you are subject to certain covenants with respect to the Notes. Please confirm that you will disclose all respective covenants that you are subject to, and state whether or not you were in compliance with those covenants in future filings, as applicable. Refer to paragraphs 18-19 of SFAS 5. Provide us with your proposed disclosure in your response to us.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2009

Response:
We advise the Staff that we will disclose the covenants that we are subject to under our Notes and state our compliance with these covenants, as applicable, in future filings. Our proposed disclosure is set forth below.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
The Notes contain certain covenants that, among other things, and subject to certain exceptions and other basket amounts, restrict our ability and the ability of our subsidiaries to:
•	incur additional indebtedness;

•	pay dividends or distributions on our capital stock, repurchase or retire our capital stock and redeem, repurchase or defease any subordinated indebtedness;

•	make certain investments;

•	create or incur certain liens;

•	create restrictions on the payment of dividends or other distributions to us from our subsidiaries;

•	transfer or sell assets;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.
Certain of these covenants, such as limitations on our ability to make certain payments such as dividends, or incur debt, will no longer apply if our Notes have investment grade ratings from both of the rating agencies of Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) and no event of default has occurred. Since the date of issuance of the Notes in May 2007, the Notes have not received investment grade ratings from Moody’s or S&P. Accordingly, all of the covenants under the Notes currently apply to us. None of these covenants, however, require the Company to maintain any particular financial ratio or other measure of financial performance. As of [applicable balance sheet date], we were in compliance with the covenants under our Notes.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August  26, 2009

Income Taxes, page 82
2.	We note your response to comment 10 in our letter dated July 8, 2009. We further note that you repatriated fiscal 2008 earnings of your foreign subsidiaries in fiscal 2008, you expect future earnings from your foreign subsidiaries will be repatriated, and that accumulated unremitted foreign earnings prior to fiscal 2008 are indefinitely reinvested. Please advise us of the following with respect to your accumulated foreign earnings:

a.	Tell us the factors that management considered in continuing to conclude there is sufficient evidence that the accumulated unremitted foreign earnings are indefinitely reinvested in light of the repatriation of fiscal 2008 foreign earnings and expected future repatriations;
Response:
We advise the Staff that the factors considered to support the Company’s APB 23 assertion that its accumulated unremitted foreign earnings are indefinitely reinvested include: the Company’s historical actions relating to investments in its foreign operations, the Company’s future plans for significant expansion of its foreign operations, and the operating and capital requirements of the Company’s domestic and foreign subsidiaries. During the ten year period prior to the acquisition of the Company by Apollo Management VI, L.P., the Company’s unremitted foreign earnings were utilized to make investments through capital contributions and financings to expand its foreign operations by increasing store count by more than 830. The Company’s primary future growth opportunities remain in its European Division.
b.	Tell us your specific plan(s) for the continued indefinite reinvestment of the accumulated unremitted foreign earnings, and whether there have been any recent changes to your plan(s) in connection with our decision to repatriate fiscal 2008 earnings and expected future repatriations. Refer to paragraph 12 of APB 23; and
Response:
We advise the Staff that the accumulated unremitted foreign earnings will specifically be utilized to invest in the future expansion of the Company’s foreign operations to coincide with its international strategy that includes:

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2009

•	International store openings, plus major remodels in existing markets

•	Forming a centralized services and distribution company in Birmingham, England that will have complete responsibility for buying, operations, and real estate for European operations

•	Entering new foreign markets

•	Hiring and developing management to operate our zone offices maintained throughout Europe
Our strategies to maximize our growth potential in Europe, the consolidation of our four distribution centers into one in Europe, and the implementation of our Pan European initiatives, including the establishment of three operating zones in Europe, are discussed in the Business Strategy section of our Form 10-K. As noted in that disclosure, the Company has made significant progress on these initiatives.
The Company’s primary cash need outside of Europe is to fund transaction-related interest expense. The Company has the ability to distribute future earnings to the U.S. from its foreign operations to fund transaction related interest without jeopardizing its APB 23 assertion that its accumulated unremitted foreign earnings are indefinitely reinvested. Based on current expectations, the Company intends to repatriate only future earnings.
c.	If it is reasonably possible that a material adjustment will occur in the near term with respect to the repatriation of accumulated foreign earnings, please revise your disclosure to reflect this potential uncertainty and quantify the range of potential changes pursuant to SOP 94-6.
Response:
We advise the Staff that the Company does not expect that its APB 23 assertion on accumulated unremitted foreign earnings will change in the near term. Accordingly, the Company does not intend to change its disclosure pursuant to SOP 94-6.
Exhibits
3.	We reissue comment 11 from our letter dated July 8, 2009. Generally, when a company determines that an agreement is material under Item 601 of Regulation S-K, it must file that agreement in its entirety including all schedules, exhibits and attachments, irrespective of whether any individual schedule, exhibit or attachment is material on a stand-alone basis. Please file these agreements in their entirety.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2009

Response:
We advise the Staff that, pursuant to Item 601(b)(10) of Regulation S-K, we will file all schedules, exhibits and attachments to agreements previously filed as material agreements. We will file these additional documents with our Form 10-Q for the quarter ending August 2, 2009, which has a filing due date of September 15, 2009. We further advise the Staff that all material agreements will be filed in their entirety pursuant to Item 601(b)(10) of Regulation S-K in future filings.
Form 10-K/A filed May 27, 2009
Item 11. Executive Compensation, page 4
Compensation Discussion and Analysis, page 4
4.	We note from your response to comment 12 from our letter dated July 8, 2009, that you typically set target performance targets near the beginning of each fiscal year. Please confirm that in future filings you will disclose the specific performance targets, and provide us with draft disclosure of the targets, omitting the numeric targets themselves, or provide a more detailed analysis as to why you believe disclosure would cause competitive harm. Lastly, as previously requested, provide draft disclosure for the discussion of the bonus plan.
Response:
As stated above, our Compensation Committee typically sets specific performance targets at or near the beginning of each fiscal year when establishing the bonus targets for our executive officers. These targets are based on projected internal operating plans available at that time. We believe these internal operating plans constitute confidential commercial and financial information of significant competitive value, within the meaning of Exemption 4 of the Freedom of Information Act; and we typically disclose these internal plans only to our Board of Directors and certain members of our senior management team and finance department due to their confidential nature. We further advise the Staff that, since the sale of the Company in May 2007 and the delisting of the Company’s stock on the New York Stock Exchange at that time, the Company does not publish financial projections or earnings guidance. The Company adopted this policy, in part, because its equity securities are privately held, and we believe that publicly disclosing financial metrics from our internal plans, which are subject to significant variables, assumptions and future events, would likely, and we believe inappropriately, signal potential financial expectations to the investment community which we have elected not to otherwise publicly provide.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2009

Accordingly, the Company believes that disclosure of the specific performance targets, which are based on our projected internal operating plans, would cause substantial competitive harm to the Company because it would provide our competitors, suppliers and, with over 3,000 store leases globally, our landlords with our internal and confidential strategies regarding sales growth and cash flows. Specifically, many of our leases contain provisions for percentage rent based on our sales, and providing projected sales information could adversely affect our negotiation with landlords for new leases and lease renewals. Similarly, disclosure of our internal plan targets for these metrics also would result in competitive harm because it would provide information to our competitors that would assist them in recruiting key employees and adversely affect the Company’s ability in retaining key employees (e.g., whether or not the Company might be expected to meet certain incentive pay levels for a specific fiscal year). Furthermore, the disclosure of this information would also provide the Company’s suppliers and other third parties with insight into the Company’s internal financial projections and plans, which are not otherwise disclosed to third parties due to their confidential nature and which could be exploited by such third parties in the course of contractual negotiations and other business arrangements.
In response to the Staff’s comment, we will provide a more detailed analysis pursuant to Instruction 4 to Item 402(b) of Regulation S-K, as well as more enhanced disclosure of our bonus plan, in the Form 10-K to be filed for the period ending January 30, 2010. Our proposed disclosure is set forth below.
Proposed Disclosure in FY 2009 Form 10-K and Future Filings:
Bonus. Our current named executive officers are eligible to receive annual cash performance bonuses in addition to their base salary. These bonuses are intended to motivate and reward achievement of annual financial objectives and to provide a competitive total compensation package to our executives.
In Fiscal 2008, cash bonuses were based on the following performance metrics: same store sales, new store sales, earnings before interest, taxes, depreciation and amortization (EBITDA) and cash. In light of the difficult economic environment and the Company’s emphasis on aggressively managing costs, the Compensation Committee added an expense control performance metric and emphasized its focus on same store sales for Fiscal 2009. Performance metrics are further weighted based on the executive’s responsibility from a global, North America and European perspective.
Our Compensation Committee sets threshold, target and maximum performance goals for each performance metric at or near the beginning of each annual performance period, with input from senior management. These performance goals are based on projected internal plan targets available to the Compensation Committee at that time. The Compensation Committee believed that such goals would be difficult to achieve, but could be achieved with significant effort on the part of its executives.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2009

We are not providing information about the specific performance metrics for each named executive officer or the weighting of such goals because we do not believe that the compensation related to the individual goals or their weighting are material. The cash bonus payouts based on these performance metrics comprised less than ___% of the total cash compensation paid to our named executive officers in Fiscal 2009. Furthermore, the specific performance targets for these metrics are not disclosed in this discussion because this information constitutes confidential commercial and financial information and the disclosure of this information would cause substantial competitive harm to the Company.
The following table indicates the target, threshold (minimum), and maximum bonus that the following named executive officers were eligible to receive, expressed as a percentage of the named executive officer’s Fiscal 2009 annual base salary, assuming that the performance targets set by the Compensation Committee at the beginning of Fiscal 2009 were achieved and assuming that the executive remained in his position for the entire year. The bonuses actually earned by our named executive officers are set forth in the Summary Compensation table [above.]
Fiscal Year 2009 Bonus Eligibility Table

	Target	Target	Threshold	Threshold	Maximum	Maximum
Name	Percentage	Bonus	Percentage	Bonus	Percentage	Bonus

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2009

Summary
In connection with our responses to the Staff’s follow-up comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filings.
Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,
/s/ Rebecca R. Orand
Rebecca R. Orand
Senior Vice President and General Counsel

cc:	John Archfield, Staff Accountant Nasreen Mohammed, Assistant Chief Accountant Louis Rambo, Staff Attorney Pamela Howell, Special Counsel J. Per Brodin (Claire’s Stores, Inc.)